(212) 318-6095

thomaspeeney@paulhastings.com

July 30, 2025

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, DC 20549

Attention:	Ms. Anu Dubey

Ms. Lauren Hamilton

Re:	Oaktree Asset-Backed Income Fund Inc.

File No. 333-284676

File No. 811-24049

Oaktree Asset-Backed Income Private Placement Fund Inc.

File No. 811-24048

Dear Mses. Dubey and Hamilton:

On behalf of Oaktree Asset-Backed Income Fund Inc. (the “Public Fund”) and Oaktree Asset-Backed Income Private Placement Fund Inc. (the “Private Fund,” and together with the Public Fund, the “Funds”), we hereby file with the staff (the “Staff”) of the Division of Investment Management of the Securities and Exchange Commission (the “Commission”) this letter in response to the Staff’s oral comments received on July 29, 2025, in relation to (1) Pre-Effective Amendment No. 2 to the Registration Statement on Form N-2 for the Public Fund filed on July 22, 2025 (Accession No. 0001213900-25-066714) (the “Public Fund Registration Statement”) and (2) Amendment No. 2 to the Registration Statement on Form N-2 for the Private Fund filed on July 22, 2025 (Accession No. 0001213900-25-066718) (the “Private Fund Registration Statement,” and together with the Public Fund Registration Statement, the “Registration Statements”). A third pre-effective amendment to the Public Fund Registration Statement and a third amendment to the Private Fund Registration Statement shall be filed that include appropriate revisions in response to the Staff’s comments.

For convenience of reference, the Staff’s comments have been reproduced herein. The Funds have taken the liberty of using the defined terms “Public Fund,” “Private Fund,” or the “Funds,” as applicable, in reproducing the Staff’s comments below. All capitalized terms used but not defined in this letter have the meanings given to them in the Public Fund Registration Statement and the Private Fund Registration Statement, as applicable. Where the Funds have revised certain disclosure in the Registration Statements in response to a comment, additions are underlined and in bold, and deletions are ~~struck~~.

Oaktree Asset-Backed Income Fund Inc.

Oaktree Asset-Backed Income Private Placement Fund Inc.

July 30, 2025

ACCOUNTING COMMENTS

PROSPECTUS

Summary of Fund Expenses (pages 22 – 24)

Comment 1: Applicable to both Funds. The Staff notes, per the seed financial statements, that the Fund incurred organizational costs of approximately $2.5 million and offering costs of approximately $66,000. The fee table assumes estimated net assets of $100 million, per footnote 3 to the fee table. Please supplementally explain why the organizational and offering costs in the fee table are only projected at seventy-six basis points (0.76%). Please also confirm that such amounts are not materially misleading or update the table and hypothetical expense example as appropriate. If the Private Fund is using the same assumption, please confirm the same for the Private Fund as well and make revisions as appropriate.

Response: The Funds have updated the fee table and expense example disclosure to correctly reflect the organizational and offering costs using an assumption of net assets of $100 million. Please see attached Exhibit A for a copy of the corrected fee table and expense example disclosure for the Public Fund, and see attached Exhibit B for a copy of the corrected fee table and expense example disclosure for the Private Fund. The Exhibits have been marked to reflect the changes made.

Comment 2: Applicable to Public Fund only. The management fee in the fee table is projected at one-hundred and fifty basis points (1.50%), which does not align with footnote 4 to the fee table, which discloses that the management fee is at a rate of one-hundred and twenty-five basis points (1.25%). Please correct the disclosure in the fee table to correctly disclose the correct management fee rate. The totals in the fee table are also miscalculated by twenty-five basis points (0.25%). Please also update and confirm that the total amounts in the fee table are disclosed correctly.

Response: The Public Fund will correct the disclosure in the fee table so that the management fee rate is disclosed as 1.25%. Please see: (i) attached Exhibit A for a copy of the corrected fee table and expense example disclosure for the Public Fund; and (ii) attached Exhibit B for a copy of the corrected fee table and expense example disclosure for the Private Fund. The Exhibits have been marked to reflect the changes made.

PART C

Item 25. Financial Statements and Exhibits (pg. C-1 – C-2)

Comment 3: Applicable to both Funds. Please provide a representation in correspondence that each of the Public Fund and Private Fund will file the amended management fee waiver and expense limitation and reimbursement agreements to reflect the change in the terms of each agreement.

Response: Confirmed. Each Fund will file amended and restated management fee waiver and expense limitation and reimbursement agreements to reflect the change in the terms of such agreements in subsequent amendments to the Registration Statements.

********

Oaktree Asset-Backed Income Fund Inc.

Oaktree Asset-Backed Income Private Placement Fund Inc.

July 30, 2025

Should you have any questions regarding the foregoing, please do not hesitate to contact the undersigned at the number listed above. Thank you.

Very truly yours,

/s/ Thomas D. Peeney
Thomas D. Peeney
for Paul Hastings LLP

Oaktree Asset-Backed Income Fund Inc.

Oaktree Asset-Backed Income Private Placement Fund Inc.

July 30, 2025

Exhibit A

SUMMARY OF FUND EXPENSES

The following table illustrates the aggregate fees and expenses (based on average net assets) that the Fund expects to incur and that Shareholders can expect to bear directly or indirectly. The expenses in this table are estimates for the current fiscal year. The purpose of the table and the example below is to help you understand the fees and expenses that you, as a holder of Shares, would bear directly or indirectly.

	Class A Shares	Class F Shares	Class I Shares	Class U Shares
Shareholder Transaction Expenses:
Maximum Sales Charge (Load) on Purchases (as a percentage of public offering price)	2.50%	None	None	None
Maximum Deferred Sales Charge (Load) (as a percentage of the lesser of your purchase or repurchase price)(1)	1.50%	None	None	None
Repurchase Fee(2)	2.00%	2.00%	2.00%	2.00%
Annual Fund Operating Expenses (as a percentage of average net assets attributable to Shares):(3)
Management Fee(4)	~~1.50~~1.25%	~~1.50~~1.25%	~~1.50~~1.25%	~~1.50~~1.25%
Incentive Fee(5)	0.00%	0.00%	0.00%	0.00%
Distribution and/or Shareholder Servicing Fees(6)	0.75%	None	None	0.75%
Interest Payments on Borrowed Funds(7)	1.79%	1.79%	1.79%	1.79%
Other Expenses
Operating Expenses(8)	1.11%	1.11%	1.11%	1.11%
Organizational and Offering Costs(9)	~~0.76~~2.54%	~~0.76~~2.54%	~~0.76~~2.54%	~~0.76~~2.54%
Total Annual Fund Operating Expenses	~~5.66~~7.44%	~~4.91~~6.69%	~~4.91~~6.69%	~~5.66~~7.44%
Fees Waived and/or Expenses Reimbursed or Recouped(10)	~~(2.42)~~(4.20)%	~~(2.42)~~(4.20)%	~~(2.42)~~(4.20)%	~~(2.42)~~(4.20)%
Total Annual Fund Operating Expenses After Fee Waiver and/or Expense Reimbursement or Recoupment	3.24%	2.49%	2.49%	3.24%

Example

The following example illustrates the expenses (including any applicable sales charge) that you would pay on a $1,000 investment in the Shares, assuming a 5% annual return. The Management Fee Waiver Agreement and the Expense Limitation and Reimbursement Agreement are taken into account only for the one-year expense example:(1)

	1-Year	3-Year		5-Year		10-Year
Class A Shares	$57	$	~~168~~201	$	~~279~~338	$	~~548~~653
Class F Shares	$25	$	~~126~~160	$	~~227~~290	$	~~480~~597
Class I Shares	$25	$	~~126~~160	$	~~227~~290	$	~~480~~597
Class U Shares	$33	$	~~147~~180	$	~~260~~321	$	~~536~~644

Oaktree Asset-Backed Income Fund Inc.

Oaktree Asset-Backed Income Private Placement Fund Inc.

July 30, 2025

Exhibit B

SUMMARY OF FUND EXPENSES

The following table illustrates the aggregate fees and expenses (based on average net assets) that the Fund expects to incur and that Shareholders can expect to bear directly or indirectly. The expenses in this table are estimates for the current fiscal year. The purpose of the table and the example below is to help you understand the fees and expenses that you, as a holder of Shares, would bear directly or indirectly.

	Class F Shares	Class I Shares
Shareholder Transaction Expenses:
Maximum Sales Charge (Load) on Purchases (as a percentage of public offering price)	None	None
Maximum Deferred Sales Charge (Load) (as a percentage of the lesser of your purchase or repurchase price)(1)	None	None
Repurchase Fee(2)	2.00%	2.00%
Annual Fund Operating Expenses (as a percentage of average net assets attributable to Shares):(3)
Management Fee(4)	1.25%	1.25%
Incentive Fee(5)	0.00%	0.00%
Interest Payments on Borrowed Funds(6)	1.79%	1.79%
Other Expenses
Operating Expenses(7)	1.11%	1.11%
Organizational and Offering Costs(8)	~~0.76~~2.54%	~~0.76~~2.54%
Total Annual Fund Operating Expenses	~~4.91~~6.69%	~~4.91~~6.69%
Fees Waived and/or Expenses Reimbursed or Recouped(9)	~~(2.42)~~(4.20)%	~~(2.42)~~(4.20)%
Total Annual Fund Operating Expenses After Fee Waiver and/or Expense Reimbursement or Recoupment	2.49%	2.49%

Example

The following example illustrates the expenses that you would pay on a $1,000 investment in the Shares, assuming a 5% annual return. The Management Fee Waiver Agreement and the Expense Limitation and Reimbursement Agreement are taken into account only for the one-year expense example:(1)

	1-Year	3-Year		5-Year		10-Year
Class F Shares	$25	$	~~126~~160	$	~~227~~290	$	~~480~~597
Class I Shares	$25	$	~~126~~160	$	~~227~~290	$	~~480~~597

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